UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

            Acquisition Statement for Securities Purchased Pursuant
                         to Section 13 of the 1934 Act.

                                  SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                        Phoenix Gold International, Inc.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   719068-10-8
                                 (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 719068-10-8

Item 1: Name of reporting person; S.S. or I.R.S. identification no. of above person:

                  Timothy G. Johnson

Item 2:  Check the appropriate box if a member of a group:

                  (a) [ ]
                  (b) [ ]

Item 3:  SEC use only:

Item 4:  Citizenship or place of organization:

                  United States of America

Number of shares beneficially owned by each reporting person with:

Item 5:  Sole voting power:

                  560,314 (includes 96,000 shares that Timothy G.
                  Johnson has the right to acquire within 60 days following December 31, 1997)

Item 6:  Shared voting power:

                  0

Item 7:  Sole dispositive power:

                  560,314 (includes 96,000 shares that Timothy G.
                  Johnson has the right to acquire within 60 days following December 31, 1997)

Item 8:  Shared dispositive power:

                  0

Item 9:  Aggregate amount beneficially owned by each reporting person:

                  560,314


Item 10: Check box if the aggregate amount in row (9) excludes certain shares:

                  Not applicable.

Item 11: Percent of class represented by amount in row 9:

                  15.7%

Item 12: Type of reporting person:

                  IN

Item 1(a)                  Name of Issuer:

                           Phoenix Gold International, Inc.


Item 1(b)                  Address of Issuer's Principal Executive Offices:

                           9300 North Decatur Street
                           Portland, Oregon  97203

Item 2(a)                  Name of Person Filing:

                           Timothy G. Johnson


Item 2(b)                  Address of Principal Business Office, or, if none,
                           Residence:

                           9300 North Decatur Street
                           Portland, Oregon  97203

Item 2(c)                  Citizenship:

                           United States of America


Item 2(d)                  Title of Class of Securities:

                           Common Stock


Item 2(e)                  CUSIP Number:

                           719068-10-8


Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

                           Not applicable.

Item 4   Ownership.

                           The following information is as of December 31, 1997:

                           (a)     Amount Beneficially Owned:

                                   560,314 shares

                           (b)     Percent of Class:

                                   The shares represent 15.7 percent of the class

                           (c)     Number of shares as to which such person has:

                                    (i)     Sole power to vote or to direct the
                                            vote: 560,314 (includes 96,000
                                            shares that Timothy G. Johnson has
                                            the right to acquire)

                                    (ii)    Shared power to vote or to direct
                                            the vote:  0

                                    (iii)   Sole  power to  dispose  or to
                                            direct the disposition of: 560,314
                                            (includes 96,000 shares that
                                            Timothy G. Johnson has the right to
                                            acquire)

                                    (iv)    Shared power to dispose or to direct
                                            the disposition of:  0


Item 5   Ownership of Five Percent or Less of a Class:

                           Not applicable.


Item 6   Ownership of More Than Five Percent on Behalf of Another Person:

                           Not applicable.

Item 7  Identification and Classification of the Subsidiary which
        Acquired the Security Being Reported on by the Parent Holding Company:

                           Not applicable.

Item 8 Identification and Classification of Members of the Group:

                           Not applicable.


Item 9   Notice of Dissolution of Group:

                           Not applicable.


Item 10  Certification:

                           Not applicable.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                          February 11, 1998


                                          /s/ Timothy G. Johnson
                                          ----------------------
                                          (Signature)

                                          Timothy G. Johnson
                                          ----------------------

ATTENTION:            Intentional  misstatements or omissions of fact constitute federal criminal  violations (See 18 USC Section 1001)